Exhibit 99.1

Daqo New Energy obtains RMB825 million loan from Chongqing Rural Commercial Bank

CHONGQING, China — July 16, 2015 — Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading polysilicon manufacturer based in China, today announced that it has received approval from Chongqing Rural Commercial Bank for RMB825 million loans, which include a six-year term project finance loan of RMB625 million and a one-year operating loan facility of RMB200 million.

"We are very pleased to extend our financial partnership with Chongqing Rural Commercial Bank and receive the approval of these loans," commented Dr. Gongda Yao, CEO of Daqo New Energy. "This loan approval is an example of the strong support and capital commitment that Daqo New Energy is enjoying from domestic Chinese banks. Our strong advantage in the cost structure of polysilicon manufacturing has been increasingly recognized by domestic banks in China. In addition, these loans have competitive interest rates that are lower than the Company's 2014 weighted average interest rate. The additional capital provided by these loans will enhance our liquidity position, and afford us additional financial resources and the flexibility to plan the next phase of our polysilicon capacity expansion."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187 1658 5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.